UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2024

001-36000 (Commission File Number)

XTL Biopharmaceuticals Ltd.

(Exact name of Registrant as specified in its charter)

5 Badner St.

Ramat Gan, Israel, 4365603

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On March 21, 2024, XTL Biopharmaceuticals Ltd. (the “Company”) announced that it will hold an Extraordinary General Meeting of Shareholders on April 30, 2024 at 4:00 p.m. (Israel time) at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross., 7 Metsada St., B.S.R Tower 4, 33 Floor, Bnei Brak, Israel. In connection with the meeting, the Company furnishes the following documents:

1.	A copy of the Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting of Shareholders describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting, attached hereto as Exhibit 99.1;

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.2; and

3.	A form of Voting Instruction Card whereby holders of American Depositary Shares of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.3.

Exhibit Index

Exhbit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Extraordinary General Meeting of Shareholders

99.3	Voting Instruction Card for American Depositary Share holders with respect to the Company’s Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.
Date: March 21, 2024
/s/ Shlomo Shalev
Shlomo Shalev
Chief Executive Officer

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